Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three months ended March 31, 2017
(Unaudited)

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	March 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	11,013,669	9,770,006
Accounts receivable and prepaid expenses (Note 4)	364,842	380,898
	11,378,511	10,150,904

Non-current assets
Deposit on mill equipment (Note 5)	1,280,383	1,280,383
Property, plant and equipment (Note 6)	113,014	97,252
Exploration and evaluation assets (Note 7)	37,983,837	35,985,356
	39,377,234	37,362,991
TOTAL ASSETS	50,755,745	47,513,895

LIABILITIES
Current liabilities
Trade and other payables	618,819	857,823

Non-current liabilities
Deferred income tax liability	1,434,882	1,434,882
Total liabilities	2,053,701	2,292,705

EQUITY
Share capital (Note 8)	99,967,254	95,290,220
Reserves (Note 8)	13,915,817	13,552,101
Deficit	(65,181,027)	(63,621,131)
Total equity	48,702,044	45,221,190
TOTAL EQUITY AND LIABILITIES	50,755,745	47,513,895
Commitments (Note 12)
Subsequent events (Note 16)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 11, 2017.
They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of comprehensive loss
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2017	2016
Expenses	$	$
Professional fees	183,319	146,255
Salaries and benefits (Note 9(b))	365,809	299,704
Travel and promotion	85,480	120,450
Depreciation (Note 6)	6,337	6,436
Office and license (Note 9(b))	45,739	35,725
Rent (Note 9(b))	20,915	38,058
Stock exchange fees	28,115	13,181
Insurance	13,427	15,788
Transfer agent fees	5,156	3,281
Directors’ fees (Note 9(a))	70,000	41,000
Share-based payments (Note 8(c))	867,870	-
	1,692,167	719,878

Other income (loss)
Interest and other income (Note 9(b))	117,517	109,922
Loss on sale of property, plant and equipment	-	(3,985)
Foreign exchange gain (loss)	14,754	(104,904)
	132,271	1,033
Total comprehensive loss for the period	(1,559,896)	(718,845)

Basic and diluted net loss per share (Note 10)	(0.02)	(0.01)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended March 31,
	2017	2016
	$	$
Operating activities
Net loss for the period	(1,559,896)	(718,845)
Items not affecting cash
Depreciation	6,337	6,436
Unrealized foreign exchange	-	42,575
Loss on disposal of property, plant and equipment	-	3,985
Share-based payments	867,870	-
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	16,056	(11,160)
Trade and other payables	(120,807)	(280,814)
Net cash used in operating activities	(790,440)	(957,823)
Investing activities
Deposit on mill equipment	-	(324,600)
Property, plant and equipment – purchase	(22,099)	-
Exploration and evaluation assets – costs	(2,116,678)	(627,855)
Net cash used in investing activities	(2,138,777)	(952,455)
Financing activities
Issuance of shares, net of share issue costs	3,196,160	-
Options exercised	843,640	-
Warrants and finders’ warrants exercised	133,080	-
Net cash from financing activities	4,172,880	-

Change in cash and cash equivalents	1,243,663	(1,910,278)
Cash and cash equivalents, beginning of period	9,770,006	6,222,778
Cash and cash equivalents, end of period	11,013,669	4,312,500
Supplemental cash and cash equivalents information – Note 11

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Available-for-sale financial assets	Total reserves	Deficit	Total
		$	$	$	$	$	$	$
Balance, January 1, 2016	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(59,597,627)	35,982,697
Total comprehensive loss for the period	-	-	-	-	-	-	(718,845)	(718,845)
Balance, March 31, 2016	78,062,984	83,757,687	11,323,063	499,574	-	11,822,637	(60,316,472)	35,263,852
Share-based payments	-	-	1,869,010	-	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	-	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	-	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	-	(108,300)	-	-
Total comprehensive loss for the period	-	-	-	-	-	-	(3,304,659)	(3,304,659)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	-	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	867,870	-	-	867,870	-	867,870
Private placements, net	2,519,407	3,186,995	-	-	-	-	-	3,186,995
Finders' warrants issued pursuant to private placement	-	-	-	9,165	-	9,165	-	9,165
Shares issued for cash on exercise of finders’ warrants	22,972	33,080	-	-	-	-	-	33,080
Fair value of finders’ warrants transferred to share capital	-	8,959	-	(8,959)	-	(8,959)	-	-
Shares issued for cash on exercise of warrants	100,000	100,000	-	-	-	-	-	100,000
Shares issued for cash on exercise of stock options	872,000	843,640	-	-	-	-	-	843,640
Fair value of cash stock options transferred to share capital	-	323,430	(323,430)	-	-	(323,430)	-	-
Shares issued on cashless exercise of stock options	148,631	-	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	180,930	(180,930)	-	-	(180,930)	-	-
Total comprehensive loss for the period	-	-	-	-	-	-	(1,559,896)	(1,559,896)
Balance, March 31, 2017	89,828,453	99,967,254	13,404,103	511,714	-	13,915,817	(65,181,027)	48,702,044

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

1.   Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico.  The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico.  The Company has not yet determined whether this project has economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.   Basis of presentation

(a) Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b) Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2016. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2016.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

2.   Basis of presentation (Continued)

(b) Basis of preparation (Continued)

The following are the accounting standards issued but not yet effective.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Financial instruments
IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

3.   Significant Accounting Policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2016.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included.  Operating results for the three month period ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

4.   Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	March 31,	December 31,
	2017	2016
Accounts receivable (Note 9(b))	$177,747	$248,379
Prepaid expenses	187,095	132,519
	$364,842	$380,898

At March 31, 2017, the Company has recorded value added taxes of $53,799 (December 31, 2016 - $248,142) included in exploration and evaluation assets as the value added tax relates to certain projects and will be recovered when the assets are sold (Note 7).

5.   Deposit on mill equipment

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of US$6,500,000, plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

In order to exercise the Option, Almaden must make option payments according to the following schedule:

Date	Payment Status	USD	CAD
October 21, 2015	Cash paid	$250,000	$336,425
November 25, 2015	407,997 shares issued		273,358
December 29, 2015	Cash paid	250,000	346,000
March 17, 2016	Cash paid	250,000	324,600
December 31, 2016 and March 31, 2017			$1,280,383

On or before June 15, 2017	Outstanding	$2,000,000	$2,685,400
On or before June 15, 2018	Outstanding	$3,750,000	$5,035,125

The payments are not refundable upon termination of the option.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

6.   Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	995,754
Additions	-	17,866	4,233	-	-	-	22,099
Disposals	-	-	-	-	-	-	-
March 31, 2017	146,569	152,930	235,684	185,263	51,760	245,647	1,017,853

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	898,502
Disposals	-	-	-	-	-	-	-
Depreciation	151	175	2,003	2,268	150	1,590	6,337
March 31, 2017	144,710	131,744	206,745	157,292	48,916	215,432	904,839

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	97,252
March 31, 2017	1,859	21,186	28,939	27,971	2,844	30,215	113,014

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

7.   Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	708,642	-	708,642
Closing balance - (March 31, 2017)	5,489,212	1	5,489,213
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	128,211	-	128,211
Professional/technical fees	25,468	-	25,468
Claim maintenance/lease costs	65,161	-	65,161
Geochemical, metallurgy	130,019	-	130,019
Technical studies	587,150	-	587,150
Travel and accommodation	51,027	-	51,027
Geology, geophysics and exploration	71,986	-	71,986
Supplies and misc.	8,330	-	8,330
Water exploration	7,981	-	7,981
Reclamation, environmental	160,707	-	160,707
Value-added tax (Note 5)	53,799	-	53,799
Total deferred exploration costs during the period	1,289,839	-	1,289,839
Closing balance - (March 31, 2017)	32,494,624	-	32,494,624
Total exploration and evaluation assets	37,983,836	1	37,983,837

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

7.   Exploration and evaluation assets (Continued)

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada.  The project is carried at a nominal value of $1.

8.   Share capital and reserves

(a)	Authorized share capital

At March 31, 2017, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds to the Company of $3,401,199.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019.  The fair value of the finders’ warrants was $9,165.  In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs.  These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

(b)	Warrants

The continuity of warrants for the three months ended March 31, 2017 is as follows:

	Exercise	Dec 31,				March 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(100,000)	-	1,936,667
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	-	-	17,911
Warrants outstanding and exercisable		3,697,152	1,277,615	(122,972)	-	4,851,795
Weighted average exercise price		$1.44	$1.99	$1.08	-	$1.60

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

8.   Share capital and reserves (Continued)

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period.  At March 31, 2017, the Company had reserved 927,845 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the three months ended March 31, 2017 vested on the grant date.

The continuity of stock options for the three months ended March 31, 2017 is as follows:

Expiry date	Exercise price	Dec 31, 2016	Granted	Exercised		Expired / cancelled	March 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000)	(i)	-	-
May 4, 2017	$1.91	175,000	-	-		-	175,000
June 8, 2017	$1.98	75,000	-	-		-	75,000
August 26, 2017	$0.74	1,310,000	-	(115,000)	(i)	-	1,195,000
September 11, 2017	$2.31	500,000	-	-		-	500,000
November 22, 2017	$2.22	100,000	-	-		-	100,000
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000)	(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-			207,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
Options outstanding and exercisable		7,850,000	1,634,000	(1,429,000)		-	8,055,000
Weighted average exercise price		$1.29	$1.34	$0.94		-	$1.37

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

8.   Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

(i). In accordance with the Company’s stock option plan, options holders exercised 350,000; 115,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72 respectively. The total number of shares issued in connection with the cashless exercise of options was 148,631.

Total share-based payment as a result of option granted and vested during the period ended March 31, 2017, was $867,870 (2016 - $Nil).

The fair value of the options granted during the period ended March 31, 2017, was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.76%
Expected life	2.00 years
Expected volatility	68%
Expected dividend yield	Nil
Weighted average fair value per option	$0.53

9.    Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 9 (b)) is as follows:

	Three months ended March 31,
	2017	2016

Salaries, fees and benefits	$164,675	$151,375
Share-based payments	538,470	-
Directors’ fees	70,000	41,000
	$773,145	$192,375

(b)	Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the three months ended March 31, 2017, the Company received $106,294 (2016 - $100,788) from Almadex for administrative services fees included in other income.

At March 31, 2017, the Company accrued $40,066 (December 31, 2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

9.    Related party transactions and balances (Continued)

(b)	Almadex Minerals Ltd (“Almadex”) (continued)

At March 31, 2017, included in accounts receivable is $80,076 (December 31, 2016 - $149,429) due from Almadex.

(c)	Other related party transactions

During the three months ended March 31, 2017, the Company employed the Chairman’s daughter for a salary of $8,450 less statutory deductions (2016 - $8,450) for marketing and administrative services provided to the Company.

10.    Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended March 31, 2017 was based on the loss attributable to common shareholders of $1,559,896 (2016 - $718,845) in the Total comprehensive loss and a weighted average number of common shares outstanding of 88,633,408 (2016 – 78,062,984).

The calculation of diluted net loss per share for the three months ended March 31, 2017 and 2016 did not include the effect of stock options and warrants as they are anti-dilutive.

11.    Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Three months ended March 31,
Investing and financing activities	2017	2016
Fair value of finders’ warrants – share issue cost	9,165	-
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	8,959	-
Fair value of cash stock options transferred to share capital on exercise of options	323,430	-
Fair value of cashless stock options transferred to share capital on exercise of options	180,930	-

As at March 31, 2017, $417,057 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2016 - $535,254).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

11.    Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	March 31, 2017	December 31, 2016

Cash	$1,018,819	$1,427,306
Term Deposits	9,994,850	8,342,700
	$11,013,669	$9,770,006

12.    Commitments

The Company has entered into an operating lease for office premises through August 30, 2017.  In January 2017, the Company signed a new office lease effective April 1, 2017 through to March 31, 2022.

As at March 31, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2017	2018	2019	2020	2021	Total

Office lease	$151,408	$148,410	$150,884	$154,182	$155,006	$759,890
Executive contracts	408,750	545,000	240,000	240,000	240,000	1,673,750
	$560,158	$693,410	$390,884	$394,182	$395,006	$2,433,640

13.    Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)   Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso.  The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

13.    Financial instruments (Continued)

(a)   Currency risk (Continued)

As at March 31, 2017, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,281,772	$510,689
Accounts receivable and prepaid expenses	-	75,333
Total assets	$2,281,772	$586,022

Trade and other payables	$106,487	$53,220
Total liabilities	$106,487	$53,220

Net assets	$2,175,285	$532,802

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $218,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $53,000.

(b)   Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date.  The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2017, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

13.    Financial instruments (Continued)

(d)   Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $95,000.

(e)   Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.  Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

14.    Management of capital

The Company considers its capital to consist of components of equity.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2017
Unaudited - Expressed in Canadian dollars

15.    Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	March 31, 2017	December 31, 2016
Canada	$106,077	$89,950
United States	1,280,383	1,280,383
Mexico	37,990,774	36,969,158
	$39,377,234	$38,339,491

16.    Subsequent events

On May 3, 2017 and May 4, 2017, the Company received $95,500 and $47,750 on the exercise of 50,000 and 25,000 stock options with an exercise price of $1.91.

On May 4, 2017, the Company received $75,000 on the exercise of 75,000 warrants with an exercise price of $1.00.

On May 4, 2017, the Company granted to employees, officers and directors, pursuant to its stock option plan, 175,000 stock options at exercise price of $1.99 per share expiring on May 4, 2019.

On May 5, 2017, the Company announced a $15,001,000 bought deal private placement to purchase 8,572,000 units at $1.75 per unit.  Each unit will consist of one common share and one half of one common share purchase warrant.  Each warrant will entitle the holder to acquire one common share for three years from the date of closing of the offering at a price of $2.45 per warrant share.  The underwriters will have the option to purchase from Almaden up to an additional 1,285,800 units for additional gross proceeds of $2,250,150 within 30 days from the date of closing of the private placement.  Closing is subject to satisfaction of certain conditions including receipt of applicable regulatory approvals..